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EMPLOYMENT AGREEMENT

    The following terms of employment are agreed to maintain David Goldberg ("Employee's") employment by Launch Media, Inc. (the "Company") following the acquisition of the Company by Yahoo! Inc. ("Parent") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into as of June 27, 2001 by and among Parent, Jewel Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

1.  Term

    This Agreement is contingent upon Parent or Sub accepting for payment and paying for such number of shares in an amount not less than the Minimum Condition upon the consummation of the tender offer contemplated by the Merger Agreement (the date of such payment, the "Effective Date"). Employee's effective date of employment under this Agreement will be the Effective Date. Following the Effective Date, Employee will either continue to participate in the regular health insurance benefits and other employee benefit plans established by Company or will become eligible to participate in the regular health insurance benefits and other employee benefit plans established by Parent generally for its employees. Employee will receive credit for his employment at the Company for purposes relating to the vacation policy and benefit plans of Parent (other than vesting of any future stock options granted to Employee by the Parent), as if Employee's employment under this Agreement had started the date Employee started work with the Company, to the extent allowed under the applicable plan or benefit program.

2.  At-Will Employment

    This Agreement does not constitute a contract of employment for any specific period of time, but will create an "employment at will" relationship that may be terminated at any time by Employee or the Company, with or without cause. Employee's signature at the end of this Agreement confirms that no promises or agreements that are contrary to our at-will relationship have been committed to Employee during any of Employee's discussions with the Company or Parent. Employee's signature will also confirm that Employee understands and agrees that neither Employee's job performance nor promotions, commendations, bonuses or the like from the Company or Parent will give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of Employee's employment except as otherwise provided herein. Notwithstanding the foregoing, if Employee is terminated at any time without Cause (as defined below), Employee shall be entitled to the compensation specified in Section 8(b) below.

3.  Compensation

    (a) In consideration of the services provided by Employee under this Agreement, Employee shall receive a base salary during Employee's first year of employment at the annual rate of $200,000, paid semi-monthly. During Employee's second year of employment, Employee's annual salary, paid semi-monthly, will be at least $200,000 and shall be re-evaluated in connection with the Company's annual compensation review, including a review of the Employee's total compensation package. Following the completion of Employee's second year of employment, Employee's total compensation will be re-evaluated in connection with the Company's annual compensation review.

    (b) Employee's consent to this Agreement is conditional upon Parent management recommending to its Board of Directors that Employee be granted options to purchase 100,000 shares of Yahoo! Inc.'s Common Stock under Yahoo! Inc.'s 1995 Stock Option Plan (as amended, the "1995 Plan"). The exercise price for this option will be the fair market value of one share of Yahoo! Common Stock on the date of grant as determined by the Board of Directors. Employee's options will vest as to 1/4 of the shares after one year of employment, and in equal monthly installments over the 36 following months.

    (c) The Company shall make bonus payments to Employee in the gross amount before withholding taxes of $435,693 payable in quarterly installments over eight quarters following the

Effective Date as set forth in the attached Schedule A. The Employee, and not the Company or Parent, is responsible for all taxes on this bonus. Payments to Employee pursuant to Schedule A shall cease upon Employee's termination for Cause (as defined in this Agreement) or Employee's resignation. However, all such payments shall continue to be paid as specified in this Paragraph if Employee is terminated without Cause.

    (d) The parties acknowledge that (i) Employee has current outstanding debt to the Company of approximately $70,000, and (ii) on April 18, 2001, the board of directors of the Company resolved that, if Employee is employed by the Company as of January 1, 2002, or is terminated without Cause prior to that date, the Company will forgive all outstanding debt on that date, including any accrued interest. Additionally, the Company will provide the Employee at that time with a tax gross up (i.e payment of money sufficient to cover all tax liability associated with this debt forgiveness and this additional tax payment). If Employee resigns or is terminated for Cause prior to January 1, 2002, said $70,000 debt shall be due and payable, including accrued interest, on Employee's last day of employment and may be offset against any amounts owed to Employee by the Company or Parent.

4.  Title and Position

    Employee shall initially serve under this Agreement as General Manager, Yahoo! Music and Employee will initially report to David Mandelbrot, Vice President and General Manager of Entertainment. In the event Employee receives a promotion during the term of Employee's employment, such new title and position will thereafter be Employee's title and position for the purposes of this Agreement.

5.  Duties

    Employee will be responsible for developing and executing the annual operating plan for Yahoo! Music. Employee will be expected to personally and diligently perform this function on a full-time and exclusive basis and to perform such services as Parent, the Company or any of its divisions may reasonably require, provided that such services are consistent with Employee's position with the Company. Employee will also be expected to observe all reasonable policies, standards and regulations adopted by Parent and the Company in connection with the operation of its business and carry out all reasonable instructions of Parent and the Company. Employee will at all times perform all of the duties and obligations reasonably required of Employee under this Agreement in a loyal and conscientious manner and to the best of Employee's ability and experience.

6.  Expenses

    To the extent Employee incurs necessary and reasonable business expenses in the course of Employee's employment, Employee shall be promptly reimbursed for such expenses, subject to the Company's then current policies regarding reimbursement of such business expenses.

7.  Protection of Employer's Interests

    In the course of Employee's performance of this Agreement, it is likely that Employee will become knowledgeable about confidential and or proprietary information related to the operations, products and services of Parent, the Company and their clients. To protect the interests of Parent, the Company and their clients, all employees are required to read and sign a PROPRIETARY INFORMATION AND ASSIGNMENT OF INVENTIONS AGREEMENT prior to beginning employment. A copy of this Agreement is enclosed. Employee is required to sign it and return it along with Employee's signed copy of this Agreement.

8.  Termination

    (a)  Termination by the Company for Cause.  At any time during the term of Employee's employment, the Company may terminate Employee's employment under this Agreement upon the occurrence of any of the following events (provided such termination is consistent with the Company's general employment policies):

       (i) in the event that Employee shall willfully fail or refuse to comply in a material respect with the reasonable, material policies or regulations of the Company from time-to-time established (and applicable to all similarly situated employees of the Company) of which Employee has been previously advised in writing, provided that the Company has provided a written notice to Employee which specifically sets forth the factual basis for such material violation and the Company has allowed Employee thirty (30) days following delivery of such notice to cure any violation, if curable;

      (ii) in the event that Employee, following written request from the Company, shall willfully fail or refuse, in a material respect, to perform competently the duties assigned to Employee by the Company in accordance with Section 5 above, provided that the Company has provided a written notice to Employee which specifically sets forth the factual basis of such failure or refusal and the Company has allowed Employee thirty (30) days time following delivery of such notice to cure any such failure or refusal, if curable;

      (iii) in the event that Employee conducts himself in a willfully dishonest, unethical or fraudulent manner, which is materially detrimental to the reputation, character or standing of the Company or Parent;

      (iv) in the event that Employee takes deliberate actions with an intent to injure the Company or Parent; or

      (v) in the event that Employee is convicted of a felony or crime of moral turpitude or enters a plea of nolo contendre in response to a charge of such a crime.

Neither the Company nor Parent will have any further obligation to Employee upon such termination (other than to pay Employee any amounts already earned prior to termination), and Employee will continue to be bound by the provisions of Section 7 and 9, as well as applicable terms of the Noncompetition Agreement between the Employee and Parent dated June 27, 2001 (the "Noncompetition Agreement"), and the Yahoo! Employee Proprietary Information and Invention Assignment Agreement referred to herein.

    (b)  Termination Without Cause/Resignation for Good Reason.  The Company may terminate this Agreement at any time and without Cause by giving written notice to Employee. Following such termination without Cause or the Employee's resignation for Good Reason (as defined below) within Employee's first year of employment under this Agreement, Yahoo! will pay Employee a severance payment equal to six (6) months base salary, less applicable withholdings, in accordance with the Company's then current payroll policy. If, at some time after Employee's first year of employment under this Agreement, Employee is terminated without Cause or Employee resigns for Good Reason, Employee's obligations under Section 1(b) of the Noncompetition Agreement shall thereupon terminate. If, at any time during the first two years of this Agreement, Employee is terminated without Cause or Employee resigns for Good Reason, the Company shall continue reimbursements as provided in Section 3(c) above. For purposes of this Agreement, Good Reason shall mean: (i) any decrease in the Employee's annual salary below $200,000 without Employee's consent; (ii) a material change in Employee's responsibilities without Employee's consent such that Employee (x) does not play a significant role in managing the music business of the Company and (y) does not play a significant role in managing the music business of Parent; or (iii) the relocation, without Employee's consent, of Employee's workplace for the Company or Parent to a location that is more than 50 miles from its current location.

    (c)  Termination of Option Vesting.  Except as otherwise provided in the 1995 Plan under which Employee is granted an option, any options granted to Employee by Parent during the term of Employee's employment hereunder will immediately cease vesting upon Employee's termination with or without Cause and will thereafter be exercisable only if and as provided in the respective Option Agreement(s) and the 1995 Plan.

9.  Arbitration

    This Agreement confirms the parties' mutual agreement to binding arbitration under the Employment Dispute rules of the American Arbitration Association, should there be any dispute related to the termination of our employment relationship or the terms of Employee's employment relationship with the Company.

10. Entire Agreement; Amendments; Waiver, Etc.

    (a) This Agreement, together with the 1995 Plan, option agreements, the Noncompetition Agreement, and the Yahoo! Employee Proprietary Information and Invention Assignment Agreement referred to herein, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements and statements, whether written or oral, concerning the terms of Employee's employment. No waiver, amendment or modification of any of the provisions of this Agreement shall be binding unless in writing and signed by authorized representatives of the parties hereto.

    (b) In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

    (c) No waiver by either party of any breach by the other party of any provision or condition of this Agreement shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time.

    (d) This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to conflict of law principles.

11. Assignability

    All rights held and obligations assumed by the Company under this Agreement shall be assignable by the Company to the Parent upon written notice to the Employee.

12. Notices

    All notices which either party is required or may desire to give the other shall be in writing and given either personally or by depositing the same in the United States mail addressed to the party to be given notice as follows:

To the Company or Parent:	Yahoo! Inc. Attn: General Counsel Yahoo! Legal Department 701 First Ave Sunnyvale, CA 94089
To Employee:	David Goldberg 18020 Sea Reef Dr. Pacific Palisades, CA 90272
ACCEPTED AND AGREED TO:
Employee		The Company
By:	/s/ DAVID B. GOLDBERG	By:	/s/ ROBERT ROBACK
Date:	June 25, 2001	Date:	June 27, 2001
AGREED AND ACKNOWLEDGED:
Yahoo! Inc.
By:	/s/ DAVID MANDELBROT
Date:	June 27, 2001

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EMPLOYMENT AGREEMENT